Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 000-55428

July 26, 2021

IRT Q2 2021 Earnings Call Transcript

5:00 PM ET, July 26, 2021

Forward-looking Statement [Edelman]

Thank you for joining us to review Independence Realty Trust's second quarter 2021 financial results and recent merger announcement. On the call with me today are Scott Schaeffer, our Chief Executive Officer; Jim Sebra, our Chief Financial Officer; and Farrell Ender, our President. Today's call is being webcast on our website at www.irtliving.com. Please note that given today’s announcement, there will be no Q&A session following management’s remarks on this call. There will be a replay of the call available via webcast on our Investor Relations website and telephonically.

Before I turn the call over to Scott, I'd like to remind everyone that there may be forward-looking statements made on this call. These forward-looking statements reflect IRT's current views with respect to future events, financial performance, and the recently announced merger. Actual results could differ substantially and materially from what IRT has projected, and there can be no assurance that IRT will consummate the merger within the expected time frame, or at all. Such statements are made in good faith pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform

Act of 1995. Please refer to IRT's press releases, supplemental information and filings with the SEC for factors that could affect the accuracy of our expectations or cause our future results to differ materially from those expectations. Participants may discuss non-GAAP financial measures during this call.

A copy of IRT's earnings press release and supplemental information containing financial information, other statistical information and a reconciliation of non-GAAP financial measures to the most direct comparable GAAP financial measure is attached to IRT's current report on the Form 8-K available at IRT's website under Investor Relations. IRT's other SEC filings are also available through this link. IRT does not undertake to update forward-looking statements on this call or with respect to matters described herein, except as may be required by law. With that, it's my pleasure to turn the call over to Scott Schaeffer.

Scott Schaeffer – CEO

Thank you, Lauren.

First, let me thank all of you for joining us on short notice to participate in today’s call. We’re excited to share with you the announcement of our proposed merger with Steadfast Apartment REIT, which joins together two very similar, high-quality portfolios with complementary geographic footprints in the highly desirable sunbelt region of the United States. On a pro forma basis, the combined company will be a top three publicly-traded multifamily REIT focused on the sunbelt region and will own a portfolio of 131 apartment communities, with over 38,000 units across 16 states. Upon completion of the proposed merger, we will have a combined equity market capitalization of approximately $4 billion and a total enterprise value of approximately $7 billion. It’s important to highlight that this transaction will be immediately accretive to Core FFO per share by approximately 11%. Before I go into greater detail on this transaction, including deal rationale and expected benefits, we would first like to touch upon our second quarter results and why we remain incredibly optimistic about the future of IRT.

Strong momentum continues year-to-date, as we benefit from our proven portfolio of assets in non-gateway markets. In particular, our presence in the sunbelt is a driving force behind our performance, as this region continues to experience a notable lift from favorable population and employment growth trends. With more than half of 2021 now behind us and good momentum going into the second half of this year, we remain highly encouraged and are meaningfully increasing our earnings guidance for 2021, without taking into account any impact of the pending merger with Steadfast. Jim will cover this later on today’s call.

I’d now like to highlight some key points from the second quarter:

•	Our same store NOI increased 9.6% and our Core FFO improved 22.7%, compared to a year ago.
•	Our same store average occupancy increased to 96.1%, a 300 basis point increase on a year-over-year basis.
•	Our lease over lease rental rate growth in the second quarter was 7.3%.

•	We collected 98.4% of second quarter rents and have now collected over 99% of first quarter 2021 rents.

And with favorable demand trends continuing, we are seeing strong results so far in July:

•	Our total portfolio average occupancy is 96.1%, a 230 basis point improvement compared to July of last year.
•	We have collected almost 96% of July rents, which is consistent with collections at this point in prior months; and
•	Given our high occupancy in the second quarter, we continue to drive rent growth, averaging 6.7% for leases signed so far in the third quarter on a blended basis.

I’m also excited to announce that we’ve closed on our first joint venture transaction on a community under development in Richmond, Virginia and we expect to close on our second joint venture within 30 days.

I would now like to turn the call to Farrell for an operational update, followed by Jim with a financial update and then I’ll return to provide more details on our merger announcement.

Farrell Ender – President

Thanks Scott.

We’re incredibly pleased with our results. In the second quarter, our same store occupancy grew 300 basis points to 96.1% from 93.1% a year ago. This has continued in July, with total portfolio average occupancy at 96.1%, up 230 basis points year-over-year.

On a lease-over-lease basis for the same store portfolio, new lease rates increased 11.4% and renewals were up 3.7% during the second quarter, yielding a combined lease-over-lease rental rate increase of 7.3%. Strong trends continue in the third quarter-to-date, with new leases having increased 17.5% led by our value add communities, while renewed leases are up 4.6%, with a blended lease-over-lease rental rate increase of 6.7% for our same store portfolio. We continue to see strong resident retention with a second quarter retention rate of 54.8%, consistent with the second quarter of 2021, and this rate has improved to 64.1% in July, up from 59.1% a year ago.

To give you an update on our value-add program, we completed renovations on 228 units in the second quarter. We are currently performing renovations at 21 of our communities, having added Thornhill in Raleigh and Walnut Hill in Memphis in the second quarter and Meadows in Louisville in July. The renovation program at six of our communities is nearing completion, as we have renovated 85% or more of the units.

Since the inception of our value add program in January 2018 through the end of the second quarter, we have completed renovations on 4,089 units, achieving a weighted average return on investment of 19.3% on interior renovation costs. Lastly, we continue to evaluate our current portfolio for value add opportunities and believe that we can engage in future redevelopment efforts at approximately 5,000 additional units. The economics of these incremental initiatives, which are in addition to our current 21 communities, is consistent with our current ROI run rate of 15-20%. The redevelopment of these units will not start until next year, but we plan to share further details later this year as we finalize our plans.

With regard to capital recycling, we acquired two new construction communities in the second quarter. On May 18th, we added Solis City Park in Charlotte to our portfolio, a 272-unit community for a purchase price of $66.5 million. Charlotte is a market we have targeted for expansion, given its favorable population and job growth dynamics. And on June 8th, we acquired Cyan Craig Ranch for $73.4 million, a 322-unit community, which expanded our footprint in Dallas. These two new additions to our portfolio have already reached 95% occupancy which is well ahead of our underwritten lease up schedule, confirming strong resident demand in these markets.

As Scott mentioned, we closed on a joint venture on June 8th in Richmond, Virginia to develop a 402-unit community with a joint venture partner. This property is expected to take 18 months to complete, with IRT investing a total $16 million and having the right to purchase the community upon completion. Lastly, we expect to close on the sale of

Kings Landing, our only mixed-use property located in St. Louis later this week, with a projected gain on disposition of $11.5 million. The economic cap rate on this disposition is expected to be 4.5%.

I'd now like to turn the call over to Jim.

Jim Sebra – CFO

Thanks Farrell, and good afternoon everyone.

Beginning with our second quarter performance update: Net income available to common shareholders was $3.4 million up from $800,000 in the second quarter of 2020.

During the second quarter, Core FFO grew to $20.2 million, up 22.7% from $16.4 million in Q2 2020. Core FFO per share during Q2 was $0.20, 17.6% higher than second quarter last year at $0.17 per share.

Turning to our same store property operating results, NOI growth in the second quarter was 9.6%, driven by revenue growth of 8.5%. This growth was led by 300 basis points of higher occupancy and a 3.9% increase in average rental rates. While this NOI growth includes value add communities, we did see NOI growth of 4.6% at our same store non-value add communities. This growth was primarily driven by 210 basis points of incremental occupancy during the quarter, as compared to last year.

To-date, we have collected 98.4% of our second quarter billings. Consistent with last year, we evaluated uncollected amounts for collectability and recorded a reserve for bad debt for those amounts we deem as “uncollectible.” As of today, including collections subsequent to quarter-end, we maintain a bad debt reserve of $1.1 million associated with the $1.5 million of gross receivables. As a result, we have a net receivable balance of $400,000 and believe that these receivables will be collected in the near-term. From an earnings perspective, our bad debt expense, which is a deduction when arriving at revenue, was 1% in the second quarter.

On the property operating expense side, same store operating expenses grew 6.8% in the second quarter, primarily driven by repairs and maintenance expenses that were significantly higher than last year, as work was delayed in Q2 2020 due to COVID. This timing issue also affects advertising and other expenses as we actively reduced costs when COVID first occurred and reinstated various activities once the pandemic’s impact was known. You’ll also notice that the increase in real estate taxes was relatively low at only 80 basis points in Q2 and 3.9% year to date. We’ve received initial assessments on several properties, including our properties in Memphis where we were expecting large increases due to their four year reassessment cycle. These assessments came in lower than we expected, and we’ve updated our accruals for taxes and our full year guidance as a result.

Turning to our balance sheet, as of June 30th our liquidity position was $238.1 million. We had approximately $8 million of unrestricted cash and $230 million of additional capacity through our unsecured credit facility. At quarter-end, we closed out our forward sale agreements on 2.9 million common shares to fund a portion of the equity required on our two acquisitions this quarter. As of quarter-end, we had no outstanding forward sale agreements on our common shares.

On the dividend, IRT’s Board of Directors declared a quarterly cash dividend of $0.12 per share which was paid on July 23rd. This represents a payout ratio of 67% on $0.18 of AFFO during Q2 2021.

With respect to our outlook, we are increasing our 2021 guidance based on our second quarter results and favorable view of our portfolio performance for the remainder of the year, without taking into account any impact of the pending merger with Steadfast.

Our revised guidance for 2021 EPS is a range of $0.09 to $0.11 per diluted share and for Core FFO is a range of $0.76 to $0.78 per share up from $0.72 to $0.75 per share.

For 2021, we now expect NOI at our same store communities to increase by 7% at the midpoint, compared to our prior guidance of 4.125% at the midpoint. This updated guidance reflects expected same store revenue growth of between 5.25% and 6.0%, given higher average occupancy rates, rental rates that have been increasing more than expected, and bad debt expense that has been trending lower than expected.

Moving onto expenses, we are now guiding to an increase in total same store operating expense during 2021 of 3.5% at the midpoint of our range, down from our previously-guided 4.875%. This reduction is driven by lower non-controllable operating expenses, primarily due to lower real estate taxes, as previously mentioned. We now expect total non-controllable operating expenses to increase 4.5% at the midpoint, down from our previous guidance of 7.5% at the midpoint.

Regarding our transaction and investment volume expectations, we are projecting a disposition volume of between $40 million to $100 million, and an acquisition volume between $100 million and $200 million for full year 2021. Lastly, this guidance does not assume any impact from our proposed merger with Steadfast, including any planned dispositions following completion of the merger, as we expect the closing of the merger to occur late in the fourth quarter.

Now, I’ll turn the call back to Scott.

Scott Schaeffer – CEO

Thanks, Jim.

Now, I’d like to further discuss IRT’s announcement to merge with Steadfast. We are excited to share this news with you and believe that this is a natural combination of highly-complementary portfolios, which will allow IRT and Steadfast to together strengthen our presence in the multifamily sector, particularly in the sunbelt markets where we see substantial room for growth.

First, I would like to share with you some details on the transaction:

•	This will be an all-stock merger transaction, where Steadfast’s stockholders will receive 0.905 shares of IRT stock for each Steadfast share.

•

IRT will retain its corporate name and ticker symbol, and our executive management team will be joined by Ella Neyland from Steadfast, as IRT’s Chief Operating Officer. Ella is an experienced multifamily executive and we look forward to adding her experience to our management team.

•	The combined entity is expected to have an equity market capitalization of approximately $4 billion and a total enterprise value of approximately $7 billion.

•	Expected closing will be in the fourth quarter of 2021, pending IRT and Steadfast stockholder approval, and

•	We expect the transaction to be immediately accretive to key earnings metrics –realizing approximately 11% Core FFO accretion with additional earnings enhancement potential.

We see notable near-term benefits associated with this merger of equals, as well as significant, long-term strategic opportunities through this partnership. We’ve posted an investor presentation on our website and would encourage everyone to review it, in detail. In the meantime, let me provide some core reasons for this transaction:

1.

The merger of IRT and Steadfast will join together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States. On a pro forma basis, the combined company will own a portfolio of 131 apartment communities, with over 38,000 units across 16 states. We will increase our exposure to core markets including Atlanta and Dallas and diversify our presence by entering attractive new markets, such as Denver and Nashville. The merger is also expected to increase our portfolios’ breadth among Class B communities, that continue to demonstrate strong resident demand throughout all points of economic and real estate cycles.

2.

The combined company will have a pipeline of approximately 20,000 units available for future re-development through our proven and robust value add program. Our value add program has generated an unlevered weighted average return on investment in excess of 17% since the program began, and we believe we can continue to achieve these returns across the combined company’s value add pipeline.

3.

We expect to realize approximately $28 million in annual synergies. This includes $20 million in general, administrative and property management savings and $8 million in operational synergies. Once integrated, best practices from both companies will create a stronger and more competitive operating platform. We expect to realize the full integration over the 12-month period following the closing of the merger.

4.

We believe that our increased scale will deliver value across the combined portfolio. We will be well-positioned to increase cash flow at the property level due to economies of scale, including enhanced pricing with strategic partners and vendors. Greater scale will also support IRT’s ongoing efforts to retain top talent, increase brand recognition in the multifamily industry, realize greater operating efficiencies and more effectively compete for acquisition and development opportunities as we look to expand.

Now, let’s discuss leverage. Initially upon closing, our leverage will increase as a result of this transaction as we assume the existing debt on the Steadfast communities. However, we expect to quickly delever - first, from proceeds from the announced equity offering and second, from non-core asset sales, which we are currently targeting at approximately $340 million. We currently expect that these deleveraging acts as well as increased growth through the aforementioned synergies and value add efforts will significantly reduce leverage post-closing, such that our previously-guided mid-term target of 7.5 times net debt to EBITDA is now expected to be achieved during 2023. Please keep in mind that we’ve factored all of these deleveraging efforts into our accretion math and feel very comfortable with the identified 11% approximate annual accretion to CORE FFO.

In closing, it is evident that we have multiple reasons to be excited about our future. These include our strong presence in attractive markets particularly in the sunbelt region, further advancements in our value add and investment programs, and our plans for expansion through our proposed merger. We are excited to partner with Steadfast and welcome their team. This strategic merger has been unanimously approved by the Board of Directors of IRT and Steadfast, and we look forward to receiving the support and approval from our stockholders. Together, we are ready to embrace the opportunity to strengthen and expand our high-quality portfolio, where we see high-growth potential, and to deliver long-term value for our stakeholders.

We again want to thank you for joining us today.

Cautionary Statement Regarding Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by IRT in connection with the closing of the merger. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: IRT’s and STAR’s ability to complete the merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting the attention of IRT and STAR management from ongoing business operations; failure to realize the expected benefits of the merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed merger, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the merger; effects relating to the announcement of the merger or any further announcements or the consummation of the merger on the market price of the IRT Common Stock; the possibility that, if IRT does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT Common Stock could decline; general adverse economic and local real estate conditions; the inability of residents to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT Common Stock or IRT’s ability to pay dividends; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting IRT and STAR, including those described from time to time under the caption “Risk Factors” and elsewhere in IRT’s and STAR’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which IRT and STAR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by IRT or STAR on their respective websites or otherwise.  Neither IRT nor STAR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication relates to a proposed merger transaction pursuant to the terms of the merger agreement. In connection with the proposed merger transaction, IRT will file with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of IRT and the stockholders of STAR. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document IRT and/or STAR may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor

Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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